FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 2001


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F        X              Form 40-F
                               -------                         ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                               No       X
                      --------                           -------

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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K




                                      INDEX


Item 1.           Recent Developments

Item 2.           Information Incorporated By Reference

Item 3.           Exhibits


Signatures

Exhibit Index

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Item 1.  Recent Developments

         The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2000, as amended.


Financing Arrangement With Rideau Ltd.


         Commtouch has entered into an agreement under which it will sell up to $300,000 in market value of it's ordinary shares at a discount to Rideau Ltd., a Bahamian corporation.

         The price Rideau will pay for these shares is calculated on a daily basis and will be equal to approximately 90% of the daily volume weighted average price on May 31, 2000. Settlement will occur within two business days.

         Rideau's obligation to purchase shares is subject to the following conditions, among others:

         o Our ordinary shares continue to be traded on the Nasdaq National Market.

         o Trading in securities generally as reported by the Nasdaq National Market has not been suspended or limited, and no minimum prices have been established on securities traded on the American Stock Exchange or the New York Stock Exchange.

         o The registration statement under which the shares are to be sold must remain effective and we must have enough unsold registered shares to deliver to Rideau.

         o There has not been a material adverse effect on our business, operations, properties, or financial condition.

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At any given time, we might not be able to satisfy all of these  conditions.  If not, we would likely need to raise money from other sources in order to continue to fund our operations. Such alternative funding might not be available. Also, we cannot put shares to Rideau at a time when we have not publicly disclosed material information about us.

         We also agreed to indemnify Rideau, and it agreed to indemnify us, in the event either of us suffers specified losses or liabilities in connection with actions of the other related to sales under the purchase agreement and the registration statement.

         The shares issuable to Rideau are freely tradable and will come from the 4,000,000 shares we previously registered under a registration statement declared effective by the Securities and Exchange Commission in December 2000.

         Our arrangements with Rideau do not affect our equity line purchase agreement with Torneaux, which remains in full force and effect. Under that agreement Torneaux agreed to invest in our ordinary shares provided the share price is above $2 or a lower amount if mutually agreed. Recently, our ordinary shares have been trading at below that price.

         The settlement and issuance of shares to Rideau will occur on June 4, 2001. At that time, we will issue 315,789 shares to Rideau. The shares are being sold at an average price of $1.056 per share ($333,000 in aggregate gross proceeds) based on recent trading prices of our shares on the Nasdaq National Market, less a discount of 10% (aggregate discount of $33,000) or $0.106 per share. We will receive net proceeds of $300,000.

         Rideau is an "underwriter" within the meaning of the Securities Act in connection with the share purchase described above. Broker-dealers or other persons acting on behalf of Rideau or on behalf of each other that participate in the distribution of the shares may also be deemed underwriters. Any commissions or profits they receive on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. Rideau's address is

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Rideau Ltd., c/o Eurodutch Company,  Charlotte House,  Charlotte Street, Nassau,
Bahamas Attn: Dierdre McCoy.

Royalty-Bearing Grant from Israeli Chief Scientist

As previously reported, the company submitted an application to the Chief Scientist for a grant to cover up to $1.6 million of R&D expenses for the year 2001. The application was approved on May 8, 2001 for an amount of $1.0 million.

Item 2.     Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Item 3.           Exhibits

         The  exhibits   listed  on  the  Exhibit  Index  attached   hereto  are
incorporated by reference.



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Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COMMTOUCH SOFTWARE LTD.
                                             (Registrant)



Date May 31, 2001                   By /s/   SUNIL BHARDWAJ
                                             Sunil Bhardwaj
                                             Chief Financial Officer


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                                  Exhibit Index


Exhibit               Description of Document
-------               -----------------------

1.                    Stock Purchase  Agreement between Commtouch  Software Ltd.
                      and Rideau Ltd., dated June 1, 2001

2.                    Wingra Technologies, LLC 1998 Unit Option Plan

3.                    Form of Wingra Technologies, LLC Investor Option Agreement

4.                    Form  of  Wingra   Technologies,   LLC  Investor   Warrant
                      Agreement


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